SUBSIDIARIES
                                       OF

                  LOGISTICAL SUPPORT, INC., A UTAH CORPROATION



Logistical Support, LLC, a California Limited Liability Company, formed January 29, 1997, in the State of California.

Hill Aerospace & Defense, LLC, a California Limited Liability Company, formed November 19, 1997, in the State of California.